

April 30, 2009

Mr. Steven M. Neil, Chief Financial Officer
Diamond Foods, Inc.
1050 S. Diamond Street
Stockton, California 95205

> **Re:** **Diamond Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed September 25, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **Filed December 3, 2008**
> **Response Letter Dated March 9, 2009**
> **File No. 0-51439**

Dear Mr. Neil:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Notes to condensed consolidated financial statements

Note 6 – Acquisition of Pop Secret, page 10

1. We have considered your response to our prior comment number 9 in our letter dated February 23, 2009. Please address the following additional comments with respect to your response:

    - We understand that your chief operation decision maker ("CODM") does not make resource allocation decisions or assess performance based on the operating performance of individual products or product lines, but instead on "a variety of factors." Please clarify these factors and explain how your operations are organized and managed.

- • We note that you do not produce discrete financial information by product group, brand or channel except for sales data by product line. Please clarify the information that your CODM reviews when assessing performance and allocating resources within the organization. Please provide a complete set of information recently reviewed (e.g., as of January 31, 2009) by your CODM in connection with allocating resources and evaluating operational performance. If you employ any segment managers, as defined by paragraph 14 of SFAS 131, please provide a complete set of the discrete financial information recently reviewed by your segment managers.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Tim Levenberg at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director